

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
John P. Surma
Chief Executive Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **RE:** **United States Steel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No 1-16811**

Dear Mr. Surma:

We have reviewed your filing and response letter dated June 14, 2011, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Results of Operations, page 24

1. We have read your response to comment 5 from our letter dated May 31, 2011. It is still not clear why your gross margin decreased from 6.6% to 5% between the 2011 and 2010 periods. Your analysis of segment results on pages 26 and 27 of your Form 10-Q identifies the factors impacting your income/loss from operations but it does not clearly discuss whether any of your segments reported a negative gross margin (sales – cost of sales), which is useful information to an investor. Please tell us and revise your disclosure in future filings to communicate to investors your gross margin by segment. If any of your segments reported negative margins please tell us the contributing factors. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief